July 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Amanda Kim
Stephen Krikorian
Matthew Crispino
Larry Spirgel

Re:	Urgent.ly Inc.
Registration Statement on Form S-4
(File No. 333-271937)
Acceleration Request
Requested Date: Friday, July 14, 2023
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Urgent.ly Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark B. Baudler at (650) 320-4597.

[Signature page follows]

Securities and Exchange Commission

July 13, 2023

Sincerely,
URGENT.LY INC.

/s/ Matthew Booth
Matthew Booth
Chief Executive Officer

cc:	Timothy C. Huffmyer, Urgent.ly Inc.

Robert O’Connor, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Mark B. Baudler, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Rich Mullen, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

David G. Sharon, Esq., Wilson Sonsini Goodrich & Rosati, P.C.